Via Facsimile and U.S. Mail
Mail Stop 4720

May 21, 2009

Mr. Yiru Shi
Chief Financial Officer
Shengtai Pharmaceutical, Inc.
Changda Road East, Development District,
Changle County, Shandong   262400
People's Republic of China

Re: Shengtai Pharmaceutical, Inc.
Form 10-K for the Year Ended June 30, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
Form 10-Q for the Quarterly Period ended December 31, 2008
File No. 000-51312

Dear Mr. Shi:

We have reviewed your March 18, 2009 response to our March 4, 2009 letter and have the following comments. In addition to the revisions that you indicated in your March 18th letter that you intend to make in amended filings, we think you should also revise your documents in response to the below comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing the information provided, we may raise additional comments.

Form 10-K for the Year Ended June 30, 2008

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

1. We do not believe that your response to comment one fully addresses our comment. For example, it is still unclear how Moore Stephens Wurth Frazer and Torbet, LLP (MSWFT) performed the observation of inventories at June 30 2007. It is unclear how MSWFT considered the need to perform procedures or otherwise test some or all of the assumptions, methods and findings of the Chinese auditor. Please ask MSWFT to provide, in a letter addressed to us, more

detail about their inventory observation procedures performed during or after the end of the periods audited. Refer to PCAOB Interim Auditing Standard, AU Section 331, Inventories.   You can find it at the following website address: http://www.pcaobus.org/standards/interim_standards/auditing_standards/index_au.asp?series=300&section=331.

Note 2 – Summary of Significant Accounting Policies, page F-7

Impairment of long-lived assets, page F-13

2. We do not believe that your response to comment six fully addresses our comment and we are reissuing our comment as it relates to the discontinuance of your sodium gluconate product line in its entirety. Please tell us how the discontinuance of your sodium gluconate product line in May 2008 affected the testing of the recoverability of your long-lived assets. Refer to paragraph 8 of SFAS 144. In addition, please provide us support for your assertion that the production of sodium gluconate "will be recovered in a larger scale in the year ending June 30, 2010."

Item 9A. Controls and Procedures, page 25

3. We acknowledge your proposed disclosures in response to comments ten and twelve. In addition to the information you propose to disclose, include disclosures in your amended June 30, 2008, September 30, 2008 and December 31, 2008 filings to discuss the weaknesses identified in the design and/or operation of your disclosure controls and procedures that resulted in the conclusion that your disclosure controls and procedures were not effective. Describe the type of weaknesses identified, explain when they occurred, when they were discovered and the circumstances that led to their discovery. Tell us and disclose the procedures that you are establishing to address the weaknesses in your disclosure controls and procedures and the time frame in which these remedial procedures will be implemented. Identify the parties responsible for creating and implementing these procedures and describe their role.

4. Please tell us why you believe that the financial statements for the fiscal periods covered by your reports fairly present in all material respects your financial condition, results of operations and cash flows given the material weaknesses identified in your internal control over financial reporting.

5. In light of the weaknesses identified in your disclosure controls and procedures and in your internal control over financial reporting, please include a risk factor in your amended filings to alert investors to your ineffective disclosure controls and procedures and to your ineffective internal control over financial reporting. The risk factor should identify the material weaknesses in your disclosure controls and

procedures and in your internal control over financial reporting and should disclose all material risks resulting from the weaknesses identified. In this regard, consider addressing the risk if you are unable to adequately correct the weaknesses identified. If you determine that a risk factor is unnecessary, advise of the basis for your conclusion.

* * * *

As appropriate, please amend your Form 10-K for the year ended June 30, 2008 and your subsequent quarterly reports and respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant